Mail Stop 6010

November 2, 2007

Via U.S. Mail and Fax (212) 391-2751

Ms. Sharon Tang
Chief Financial Officer
Advanced Battery Technologies, Inc.
21 West 39th Street, Suite 2A
New York, New York 10018

>   **Re: Advanced Battery Technologies, Inc.**
>   **Form 10-KSB for year ended December 31, 2006**
>   **Filed April 16, 2007**
>   **Forms 10-QSB for quarter ended March 31, 2007 and June 30, 2007**
>   **File No. 000-13337**

Dear Ms. Tang:

        We have reviewed your filings and response letter dated September 25, 2007 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Note 6. Goodwill, page F-15

1.   We refer to the response to comment 6 from your letter dated September 25,
        2007. To help us better understand the accounting applied in identifying and
        recording the goodwill impairment, please respond to the following:

    - Please identify your reporting units. Tell us how you identified those
      reporting units and how the method you used is appropriate under paragraphs
      30 and 31 to SFAS 142.

    - Tell us how you allocated assets, liabilities and goodwill to each reporting
      unit. Explain to us how your methods conform to the guidance from 32
      through 34 to SFAS 142. Demonstrate that you appropriately determined the
      carrying amount of each reporting unit as is required to perform step 1 of the
      impairment testing model.

    - Tell us how you determined the fair value of each identified reporting unit.
      Describe how your method was consistent with the guidance from paragraph
      23 and 25 to SFAS 142. Your response should fully explain your method,
      models and assumptions.

    - Demonstrate why it was appropriate to proceed to step two of the impairment
      testing model as described in paragraph 20 to SFAS 142.

    - If you were required to proceed to step two of the impairment testing model,
      please further explain to us how you applied paragraph 21 to SFAS 142,
      including how you performed the allocation of fair value to assets and
      liabilities as described in that paragraph. Please be specific.

2.   If you determined that you have a single reporting unit, tell us whether you used
        quoted market price in determining the fair value of that reporting unit. If you
        used quoted market price, please tell us the date and price used. If you did not
        use quoted market price, please further explain why you believe your method is
        appropriate under paragraph 23 to SFAS 141.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant